UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

EDGAR Online, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

279765101

(CUSIP Number)

R.R. Donnelley & Sons Company

111 South Wacker Drive

Chicago, Illinois 60606

Attention: David A. Gardella

with a copy to:

Scott R. Williams

Sidley Austin LLP

1 South Dearborn

Chicago, Illinois 60603

(312) 853-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 279765101	13D	Page 2 of 8

(1)	Name of reporting persons R.R. Donnelley & Sons Company
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not Applicable
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 22,109,822.74 (1) (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 22,109,822.74 (1) (See Item 5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares Not Applicable
(13)	Percent of class represented by amount in Row (11) – 39.81% (2)
(14)	Type of reporting person CO

(1)	Beneficial ownership of 22,109,822.74 shares of common stock, par value $0.01 per share (“Common Stock”), of EDGAR Online, Inc., a Delaware corporation (“EDGR”), referred to herein is being reported hereunder solely because R.R. Donnelley & Sons Company, a Delaware corporation (“RRD”) may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements (defined in Item 4 hereof). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by RRD that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by RRD.
(2)	Based on 34,981,390 shares of Common Stock outstanding as of May 21, 2012 and 20,554,132 shares of Common Stock issuable upon conversion of the outstanding shares of Series B Stock and Series C Stock (each defined in Item 4 hereof) of EDGR outstanding as of May 21, 2012.

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Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock. The address of the principal executive offices of EDGR is 11200 Rockville Pike, Suite 310, Rockville, Maryland 20852.

Item 2. Identity and Background.

This Schedule 13D is being filed by RRD, a Delaware corporation having its principal executive offices at 111 South Wacker Drive, Chicago, Illinois 60606. RRD is a global provider of integrated communications.

During the last five years, neither RRD nor, to the knowledge of RRD, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, RRD and EDGR have entered into (i) the Series C Voting Agreements (defined in Item 4 hereof) with each of Draper Associates, L.P., The Meteor Group LLC, Draper Fisher Jurvetson Partners VIII, LLC and Draper Fisher Jurvetson Fund VIII, L.P. (collectively, the “Series C Holders”) and (ii) the Bain Voting Agreement (defined in Item 4 hereof, and together with the Series C Voting Agreements, the “Voting Agreements”) with Bain Capital Ventures Integral Investors LLC (“Bain”, and together with the Series C Holders, the “Investors”). The Investors entered into the Voting Agreements as an inducement to RRD’s willingness to enter into the Merger Agreement (defined in Item 4 hereof). Any beneficial ownership of RRD in Common Stock that may be deemed to arise from the Voting Agreements is not expected to require the expenditure of any funds.

Item 4. Purpose of Transaction.

Agreement and Plan of Merger

On May 21, 2012, RRD, Leo Acquisition Sub, Inc., a newly-formed Delaware corporation that is wholly-owned by RRD (“Merger Sub”), and EDGR entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into EDGR (the “Merger”), with EDGR surviving the Merger as a wholly-owned subsidiary of RRD.

At the effective time of the Merger (the “Effective Time”), each share of EDGR’s Series B Preferred Stock (“Series B Stock”), Series C Preferred Stock (“Series C Stock”) and Common Stock (together with the Series B Stock and Series C Stock, the “Company Stock”) issued and outstanding immediately prior to such time (except for those owned by RRD, Merger Sub, EDGR or any of their respective subsidiaries or held by EDGR in treasury) shall be automatically cancelled and converted into the right to receive $171.875, $158.790, and $1.092, in cash, respectively, without interest (the “Merger Consideration”), on the terms and subject to the conditions set forth in the Merger Agreement. Each outstanding stock option of EDGR, whether vested or unvested, will be cancelled and each holder thereof will either be (i) entitled to receive in consideration for such cancellation of each vested or unvested stock option, an amount equal to $1.092, the Merger Consideration payable for a share of Common Stock, multiplied by the number of shares of Common Stock issuable upon exercise of such stock option, minus the aggregate exercise price for the Common Stock issuable upon exercise of such stock option (the “Option Consideration”), or (ii) cancelled without any present or future right to receive any portion of the Merger Consideration. The Option Consideration will only be payable if, when and to the extent it is greater than $0.

CUSIP No. 279765101	13D	Page 4 of 8

Completion of the Merger is subject to a number of customary closing conditions, including obtaining regulatory approvals and the approval of the stockholders of EDGR. EDGR and RRD have made customary representations, warranties and covenants in the Merger Agreement, including covenants made by EDGR not to solicit alternative transactions or, subject to certain exceptions, to enter into discussions concerning an alternative transaction, provide confidential information in connection with an alternative transaction, or change or withdraw its recommendation to stockholders of EDGR of the Merger and Merger Agreement.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete terms and conditions of the Merger Agreement which is incorporated herein by reference to Exhibit 1 of this Schedule 13D.

Voting Agreements

In connection with the Merger Agreement, RRD and EDGR entered into a Voting Agreement (the “Series C Voting Agreements”), with each of the Series C Holders. The shares of Company Stock outstanding that are beneficially owned by the Series C Holders and that are subject to the Series C Voting Agreements represent, in the aggregate, approximately 14.2% of the sum of the outstanding shares of the Common Stock as of May 18, 2012, including on an as-converted basis the number of shares of Common Stock into which the Series B Stock and Series C Stock were convertible as of such date, the last trading day prior to the execution of the Merger Agreement.

In connection with the Merger Agreement, RRD and EDGR also entered into a Voting Agreement (the “Bain Voting Agreement”) with Bain. The shares of Company Stock outstanding that are beneficially owned by Bain and that are subject to the Bain Voting Agreement represent, in the aggregate, approximately 24.6 % of the outstanding shares of the sum of the outstanding shares of the Company Stock as of May 18, 2012, including on an as-converted basis the number of shares of Common Stock into which the Series B Stock and Series C Stock were convertible as of such date, the last trading day prior to the execution of the Merger Agreement. Under the terms of the Series B Stock, the holders of the Series B Stock may not, unless EDGR obtains in advance the requisite approval of its holders of Common Stock to comply with the applicable rules of the Nasdaq Capital Market, vote a number of shares of Common Stock, on an as-converted basis, in excess of 19.9% of all the then-issued and outstanding shares of the Company’s voting power.

Under the terms of the Voting Agreements, each Investor, among other things, has agreed to vote, and has irrevocably appointed RRD as its proxy to vote (the “Proxies”), all shares of the Company Stock held by such stockholder (the “Covered Shares”) at any meeting of (or action by written consent taken by) stockholders of EDGR (A) in favor of the adoption of the Merger Agreement, (B) against any action or agreement submitted for the vote or written consent of stockholders of the Company that the Investor has actual knowledge is in opposition to, or competitive or inconsistent with, the Merger; (C) against any Acquisition Proposal (as such term is defined in the Merger Agreement); and (D) to the extent reasonably requested by RRD, against any other action, agreement or transaction submitted for the vote or written consent of stockholders of EDGR that would impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the consummation of the Merger.

The Investors also have agreed, among other things, (i) not to transfer or otherwise dispose, tender or grant a proxy with respect to their shares of the Company Stock; and (ii) not to exercise any rights of appraisal or any dissenters’ rights that the Investor may have or could potentially have or acquire in connection with the Merger.

The Voting Agreements will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, and (ii) the effectiveness of any amendment to, or waiver by EDGR, RRD or Merger Sub of any provision of, the Merger Agreement that would reasonably be expected to reduce the amount, materially delay receipt by an Investor, or change the form of, an Investor’s share of the Merger Consideration.

Pursuant to the Bain Voting Agreement, EDGR agreed to reimburse Bain for up to an aggregate of $25,000 of Bain’s documented costs and expenses (including all reasonable fees and expenses of counsel) incurred by Bain directly or indirectly in connection with the Bain Voting Agreement.

CUSIP No. 279765101	13D	Page 5 of 8

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the complete terms and conditions of the form of Series C Voting Agreements and the form of the Bain Voting Agreement which are incorporated herein by reference to Exhibits 2 and 3, respectively, of this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3 and 4 of this Schedule 13D is incorporated herein by reference.

(a) – (b) Immediately prior to the execution of the Voting Agreements, RRD did not beneficially own any shares of Common Stock. However, upon execution of the Voting Agreements on May 21, 2012, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, RRD may be deemed to have shared voting power with respect to (and therefore beneficially own) 22,109,822.74 shares of Common Stock, representing approximately 39.81% of the Common Stock outstanding as of May 21, 2012.

Except as set forth above, neither RRD nor, to the best of RRD’s knowledge, any of the individuals named in Schedule I hereto, has the power to dispose or direct the disposition of any shares of Common Stock. Pursuant to the Voting Agreements and the Proxies executed and delivered to RRD in connection with the execution of the Merger Agreement, RRD has the power to vote the Covered Shares, in accordance with and subject to the terms of the Voting Agreements and the Proxies.

RRD disclaims beneficial ownership of any Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that RRD is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) To the knowledge of RRD, neither RRD nor any person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days involving, any shares of Common Stock, other than the agreements and transactions related to the Merger.

(d) To the knowledge of RRD, neither RRD nor any person listed in Schedule I hereof has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 with respect to the Merger Agreement, the Voting Agreements and the Proxies is hereby incorporated by reference herein.

CUSIP No. 279765101	13D	Page 6 of 8

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Agreement and Plan of Merger, dated as of May 21, 2012, by and among EDGAR Online, Inc., R.R. Donnelley & Sons Company and Leo Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by EDGR with the Securities and Exchange Commission on May 23, 2012)

2	Form of Voting Agreement entered into by and among EDGAR Online, Inc., R.R. Donnelley & Sons Company and each of the following stockholders of EDGAR Online, Inc.: Draper Associates, L.P., The Meteor Group LLC, Draper Fisher Jurvetson Partners VIII, LLC and Draper Fisher Jurvetson Fund VIII, L.P. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by EDGR with the Securities and Exchange Commission on May 23, 2012)

3	Form of Voting Agreement entered into by and among EDGAR Online, Inc., R.R. Donnelley & Sons Company and Bain Capital Ventures Integral Investors LLC (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by EDGR with the Securities and Exchange Commission on May 23, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 31, 2012

R.R. DONNELLEY & SONS COMPANY

By:	/s/ Suzanne S. Bettman
Name:	Suzanne S. Bettman
Title:	Executive Vice President, General Counsel

SCHEDULE I

R.R. DONNELLEY & SONS COMPANY

Directors and Executive Officers

Each person’s business address is c/o 111 South Wacker Drive, Chicago, Illinois 60606, and each such person is a United States citizen.

Name	Present Principal Occupation
Directors

Thomas J. Quinlan III	Director, Chief Executive Officer and President

Stephen M. Wolf	Chairman of the Board of Directors

Susan M. Cameron	Director

Lee A. Chaden	Director

Richard L. Crandall	Director

Judith H. Hamilton	Director

Thomas S. Johnson	Director

John C. Pope	Director

Michael T. Riordan	Director

Oliver R. Sockwell	Director

Executive Officers

Thomas J. Quinlan III	Director, Chief Executive Officer and President

Suzanne S. Bettman	Executive Vice President and General Counsel

Daniel L. Knotts	Group President

Daniel N. Leib	Executive Vice President and Chief Financial Officer

John R. Paloian	Chief Operating Officer